Exhibit 1

NEWS RELEASE

North American Palladium Provides Corporate Update

Toronto, Ontario, March 4, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) has amended the date for the previously announced special meeting of shareholders in connection with its public offering of 7.5% convertible unsecured subordinated debentures and associated warrants. The meeting will now take place on Friday, March 28, 2014 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP at Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada. The record date for shareholders entitled to vote at the meeting remains February 18, 2014.

The resolutions to be voted on at the meeting are:

•	the approval of the exercise of the warrants associated with the $32 million first tranche offering of convertible debentures;
•	the approval of the second tranche offering of up to $43 million of convertible debentures and associated warrants;
•	the approval of an alternative offering in the event that the second tranche offering is delayed or abandoned; and
•	any other business that may properly be brought before the meeting and which may be put to a vote.

A full description of the resolutions will be contained in the management information circular which is expected to be mailed to non-objecting beneficial owners of shares and available at www.sedar.com on or about March 7, 2014.

Update on Tranche 1

As of February 28, 2014, $29.7 million of the $32 million first tranche offering of convertible debentures had been converted into approximately 71.4 million common shares pursuant to the conversion and make-whole provisions of the convertible debentures.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Investor Relations and Corporate Communications

Tel: (416) 360-7590 ext. 7226

Email: IR@nap.com